Exhibit 99.3

Update to Chapter A
(Description of Company Operations)
To the Periodic Report for 2011

The information contained in this report constitutes a translation of the periodic report published by the
Company.  The Hebrew version was submitted by the Company to the relevant authorities pursuant to
Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience purposes only.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2011

Update to Chapter A (Description of Company Operations) 1
To the Periodic Report for 2011 ("Periodic Report") of
“Bezeq “- The Israel Telecommunication Corporation Ltd. ("the Company")

1.	Description of general development of the Bezeq Group's business

Section 1.1 - Bezeq Group activities and business development

Section 1.1.1 – General

Beginning April 9, 2012, the Company holds all the shares of Walla!, further to the completion of a full tender offer for the shares of Walla! held by the public (regarding this, see update to Section 1.1.2).

Following are details of the current holdings in the Company including fully diluted holdings, assuming exercise of all the options allotted to the Group’s employees and managers as at March 31, 2012 and May 7, 2012

	Percentage of holdings
Shareholders	As at March 31, 2012	As at May 7, 2012	Fully diluted as at May 7, 20122
B Communications (through B Tikshoret)	31.05%	31.05%	30.18%
The public	68.95%	68.95%	69.82%

Section 1.1.2 - Mergers and acquisitions

Concerning the full tender offer for Walla! shares - pursuant to publication of the full tender offer for the purchase of all the shares in Walla! held by shareholders from the public, on April 5, 2012 the tender offer was accepted by the majority stipulated in the Companies Law (of the number of shares offered for sale, 12,980,972 shares accounting for 28.45% of the share capital of Walla!, notice of acceptance was received for 11,371,893 shares, accounting for 24.92% of the share capital of Walla!), and accordingly all the shares of Walla! that were held by the public were acquired, so that subsequent to the acquisition and beginning April 15, 2012, Walla! was delisted from the Tel Aviv Stock Exchange and became a private company wholly owned by the Company. Regarding this, also see Note 4.1 to the Company's consolidated financial statements for the period ended March 31, 2012.

Section 1.4 - Distribution of dividends

Section 1.4.2 - Distribution of a dividend

On April 24, 2012, the General Meeting of the Company's shareholders (further to a recommendation of the Board of Directors from March 14, 2012), approved the distribution of a cash dividend to the Company's shareholders in the total sum of NIS 1,074 million, which on the determining date for the distribution (May 4, 2012) amounts NIS 0.3951788 per share and 39.51788% of the Company's issued and paid-up share capital. The dividend will be paid on May 21, 2012. Together with this distribution, the third portion of the special distribution, in the amount of NIS 500 million, will be paid, which on the determining date for the distribution (May 4, 2012) amounts NIS 0.1839752 per share and 18.39752% of the Company's issued and paid-up share capital (regarding this, also see the update to Section 1.4.3).

The outstanding distributable profits at the reporting date amount NIS 582 million.3.

1
The update is pursuant to Article 39A of the Securities regulations (Periodic and Immediate Reports), 5730-1970, and includes material changes or innovations that have occurred in the corporation in any matter which must be described in the periodic report. The update relates to the Company's periodic report for the year 2011 and refers to the section numbers in Chapter A (Description of Company Operations) in the said periodic report.

2
The calculation of full dilution assumes that all the allotted options will be exercised into shares. In view of the mechanism of net exercise of stock appreciation rights in the plan for managers and senior employees of the Group from November 2007 and the employee stock option plan (2010) this assumption is only theoretical, since in practice, the recipients exercising the stock options, will not be allotted all the shares deriving from them, but only shares of an amount that reflects the financial benefit embedded in the stock options.

3	Subject to complying with the distribution tests.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2011

Section 1.4.3 - Distribution that is not in compliance with the earnings test

On March 29, 2012 and on April 4, 2012, two objections were filed in the Economic Department of the Tel Aviv District Court to the continuation of payments in respect of the distribution which is not in compliance with the earnings test that was approved by the same court on March 31, 2011. The motions were filed by two holders of Debentures (Series 5) of the Company who had also filed a similar objection in 2011 and an application to be included therein as detailed in the Periodic Report for 2011. The Company submitted its response to the objections, rejecting the arguments detailed in the objections, and requesting the court to dismiss the objections in limine and in substance. Subsequently, there were evidentiary hearings and closing arguments. At the publication date of this report, a ruling on this case has not yet been handed down.

Section 1.5 - Financial information concerning Bezeq Group's operations

Section 1.5.4 - Principal results and operational data

A.	Bezeq Fixed Line (the Company's operations as a domestic carrier)

	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011
Revenues (NIS millions)	1,199	1,114	1,186	1,170	1,178
Operating profit (NIS millions)	539	384	546	517	211
Depreciation and amortization (NIS millions)	178	175	180	171	162
(EBITDA) ((NIS millions)	717	559	726	688	373
Net profit (NIS millions)	348	301	311	330	123
Cash flow from operating activities (NIS millions)	651	550	641	496	419
Payments for investments in property, plant & equipment and intangible assets (NIS millions) (6)	269	259	268	319	319
Proceeds from sale of property, plant & equipment and intangible assets (NIS millions) (6)	46	40	68	48	72
Free cash flow (NIS millions) (1)	428	216	441	225	287
No. of active subscriber lines at end of period (NIS thousands) (2)	2,368	2,367	2,363	2,356	2,358
Average monthly revenue per line (NIS) (ARPL)(3)	74	70	78	77	79
No. of outgoing minutes (millions)	2,359	2,340	2,481	2,415	2,521
No. of incoming minutes (millions)	1,543	1,526	1,602	1,535	1,577
No. of internet subscribers at end of period (thousands) (2)	1,121	1,111	1,100	1,088	1,079
% of subscribers using NGN services out of total Internet subscribers connected to the NGN network (%)(4)	58%	53%	51%	44%	41%
Average monthly revenue per internet subscriber (NIS)	84	81	81	80	79
Average bandwidth per internet subscriber (Mbps)	7.5	6.7	6.0	5.3	4.8
Churn rate (5)	3.1%	2.7%	2.7%	2.7%	3.2%

(1)	Cash from operating activities less purchase of property, plant and equipment, and intangible assets, net.

(2)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (approximately) the first three months of the collection process).

(3)
Excluding revenues from transmission and data communication, Internet services, services to communications operators and contractor and other works. Calculated based on the average lines for the period.

(4)	The numbers for 2011 were corrected in view of the revised number of Company internet subscribers connected to the NGN network, as a result of data optimization.

(5)
The number of telephony subscribers who left Bezeq Fixed Line during the period, divided by the average number of registered telephony subscribers in the period. The numbers for 2011 are presented after correction of an insignificant error of calculation of 0.1% per quarter.

(6)	Excluding the purchase and sale (Back to Back) of a real-estate asset in the amount of NIS 115 million during 2011.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2011

B.	Pelephone

	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011
Revenues from services (NIS millions)	834	849	914	925	949
Revenues from the sale of terminal equipment (NIS millions)	410	390	507	513	501
Total revenues (NIS millions)	1,244	1,239	1,421	1,438	1,450
Operating profit (NIS millions)	267	262	342	357	399
Depreciation and amortization (NIS millions)	135	140	139	143	139
(EBITDA) ((NIS millions)	402	401	481	500	539
Net profit (NIS millions)	216	204	263	279	310
Cash flow from operating activities (NIS millions)	294	223	168	101	308
Payments for investments in property, plant & equipment and intangible assets, net (NIS millions)	115	92	71	86	133
Free cash flow (NIS millions) (1)	179	131	97	15	175
Number of subscribers at end of period (thousands) (2), (6)	2,876	2,847	2,842	2,827	2,861
Average number of minutes per subscriber per month (MOU) (3), (6)	399	384	385	370	359
Average monthly revenue per internet subscriber (NIS) (ARPU) (4), (6)	97	100	107	109	110
Revenues from value added services (included in revenues from services) (NIS millions)	307	311	310	297	283
Revenues from value added services as percentage of revenues from cellular services	39.6%	39.5%	36.3%	34.5%	32.1%
Churn rate (5), (6)	3.9%	5.3%	6.1%	6.6%	5.0%

1)	Cash from operating activities less purchase of property, plant and equipment, and intangible assets, net.

2)
Subscriber data do not include subscribers connected to Pelephone services for six months or more but who are inactive. Inactive subscribers are those who in the past six months have not received or made at least one call or have not paid for Pelephone services.

3)
Average monthly use per subscriber in minutes. The index is calculated by the average monthly total outgoing minutes and incoming minutes in the period, divided by the average number of subscribers in the same period.

4)
Average monthly revenue per subscriber. The index is calculated by dividing the average total monthly revenues from cellular services, repair services and warranty in the period, by the average number of active subscribers in the same period.

5)
The data has been calculated according to the ratio of subscribers who disconnected from Pelephone's services and subscribers who became inactive during the period to the average number of active subscribers during the period.

6)
In the report for 2011, due to greater movement of subscribers to prepaid tracks in the initial months after the reduction of the disconnect fees, Pelephone decided not to include subscribers who had not made calls during the fourth quarter as active subscribers. Consequently, Pelephone deleted 91,000 subscribers. These subscribers were deleted retroactively from each quarter in which they were transferred to prepaid tracks. As a result of the foregoing, data for subscribers, ARPU, MOU and churn rates were amended retroactively in each quarter of 2011. The increase in the number of subscribers in the first quarter of 2012 is the result of an increase in the number of prepaid subscribers which was partially offset by a decline in the number of postpaid subscribers.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2011

C.	Bezeq International

	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011
Revenues (NIS millions)	332	342	351	332	329
Operating profit (NIS millions)	50	59	61	60	61
Depreciation and amortization (NIS millions)	34	31	28	26	24
(EBITDA) ((NIS millions)	84	89	89	87	85
Net profit (NIS millions)	36	44	46	46	46
Cash flow from operating activities (NIS millions)	58	76	57	68	42
Payments for investments in property, plant & equipment and intangible assets, net (NIS millions) (1)	71	103	92	47	46
Free cash flow (NIS millions) (2)	(13)	(27)	(35)	21	(4)
Churn rate (3)	4.3%	3.7%	3.2%	2.8%	2.9%

(1)	This item also includes long-term investments in assets.

(2)	Cash from current operations less purchase of property, plant and equipment, and intangible assets, net.

(3)	The number of internet subscribers who left Bezeq International during the period divided by the average number of registered internet subscribers in the period.

D.	DBS

	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011
Revenues (NIS millions)	417	404	405	404	406
Operating profit (NIS millions)	52	106	63	65	61
Depreciation and amortization (NIS millions)	66	62	74	71	69
(EBITDA) ((NIS millions)	118	168	137	136	130
Net profit (loss) (NIS millions)	(64)	7	(76)	(88)	(73)
Cash flow from operating activities (NIS millions)	116	119	134	119	141
Payments for investments in property, plant & equipment and intangible assets, net (NIS millions)	56	62	67	64	71
Free cash flow (NIS millions) (1)	60	57	67	55	70
No. of subscribers (at end of period, thousands) (2)	585	586	585	581	580
Average monthly revenue (ARPU) per subscriber (NIS) (3)	237	229	232	232	234
Churn rate (4)	3.6%	2.8%	2.8%	2.9%	3.3%

(1)	Cash from operating activities less purchase of property, plant and equipment, and intangible assets, net.

(2)
Subscriber - a single household or small business customer. In the event of a business customer with multiple reception points or a large number of decoders (such as a hotel, collective community settlement or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

(3)
Average monthly revenue per subscriber is calculated by dividing DBS’s total revenues (revenues from content and equipment, premium channels, technical service, advanced products, one-time sale of content, revenues from channels, internet and other) by the average number of customers.

(4)	Number of DBS subscribers who left DBS during the period divided by the average number of registered DBS subscribers in the period.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2011

Section 1.7 - General environment and the impact of outside factors on the Group's activity

Section 1.7.3 - Regulatory oversight and changes in the regulatory environment

Sub-section a - Policy for regulating competition - Hayek Commission

On May 2, 2012, the Ministry of Communications published a policy document on the expansion of competition for fixed-line communications - wholesale market, according to which the Minister of Communications ("the Minister") adopted the key recommendations of the "Committee for reviewing and revising Bezeq's rate structure and setting wholesale service tariffs for fixed-line communications", headed by Amir Hayek CPA ("Hayek Committee"), in the manner specified in that document which was included in the Company's Immediate Report dated May 2, 2012, presented here by way of reference.

Following are the main points of the policy document:

1.
Owners of universal fixed-line access infrastructures who provide retail services, including the Company, will be obligated to sell wholesale services to holders of telecommunications licenses, including Bitstream Access, lease of access segments, dark fibers, tubes and transmission services, on a non-discriminatory basis and with no discounts for size. In this regard, a procedure was established whereby an agreement for these services will be negotiated and as soon as such agreement is signed, the infrastructure owner will publish a shelf offering for sale of the services based on the agreement and which also includes additional services as the Ministry determines from time to time ("shelf offering"). In certain circumstances, the Minister has the power to stipulate conditions or prices for the services. The infrastructure owners must submit to the relevant license owners the distribution of their existing infrastructures, with exceptions to be defined.

2.
Upon publication of the shelf offering, corporations with an interest in the infrastructure owner may also purchase wholesale services from it, without discrimination. The Company will be able to provide wholesale telephony services that are not supplied over a broadband network to its subsidiaries, provided that these services are also available to everyone and without discrimination.

3.
Within 9 months of publication of the shelf offering, the Minister will order elimination of the structural separation between the infrastructure provider who published the aforementioned offering and the international call providers and ISPs, replacing it with accounting separation (unless the Minister believes that this will adversely affect competition or the public interest), so that the Company will be able to offer subsidized plans. Furthermore, insofar as the wholesale market develops and the degree of competition based on joint service bundles that combine fixe-line and mobile services in the private sector (according to indices or conditions stipulated by the Minister) allows this, the Minister will consider ease or cancellation of the structural separation between an infrastructure provider and a cellular operator who has an interest in the said provider.

4.
The Minister will review the subject of the unbundling of broadcast services included in the joint service packages, which also include Bezeq services (fixed or mobile) or broadband access services. The structural separation between the infrastructure providers and multi-channel TV area will be eliminated by granting suppliers, without nation-wide fixed-line infrastructure, a reasonable possibility to provide a basic TV service package over the internet.

5.
If no wholesale market develops in the correct manner (based on indices to be defined for this purpose) within 24 months of the publication of the policy document, the Minister will take action to implement structural separation between the infrastructure and the services provided by general domestic carrier license holders.

6.
Within six months of publication of the shelf offering, the Minister will take action to change the method of oversight of the Company's prices so that prices will be controlled by the setting of a maximum price.

7.	Within 9 months, the Ministry of Communications will formulate regulations aimed at increasing the investment in and upgrading fixed-line communications infrastructure in Israel.

The Company is studying the policy document and at this stage it is unable to estimate its effect on business performance.

Sub-section B - Increase in the rate of royalties - in August 2011, an amendment to the Royalties Regulations (Satellite broadcasts) was approved so that the rate of royalties in 2012 will be 1.75%.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2011

2.	Domestic fixed-line communications; "Bezeq - The Israel Telecommunication Corporation Ltd. ("the Company")

Section 2.6.4 - Additional factors that could influence competition

Sub-section B - regarding the process of choosing an investor for a communications venture with IEC, as far as the Company is aware, the scheduled date for submittal of basic offers (April 23, 2012) was postponed and the participants will receive notice of the new date in due course.

Section 2.9.6 - Compensation plans for employees

Sub-section A - on March 24, 2012, five years after the end of the allotment period, the stock options plan from 2007 came to an end (as part of this plan, 78,107,470 options were exercised).

Section 2.9.7 - Officers and senior management in the Company

On April 24, 2012, Mr. Yehuda Porat's service as an employee director came to an end.

Section 2.13.2 - Limitations on credit obtaining

Section A - limitations included in the Company's loans – as at the date of the financial statements and as at the publication date of this report, the Company is in compliance with all the applicable limitations.

Section 2.16.9 - The Telegraph Ordinance

Concerning the termination of the claim filed by the State authorities regarding radio frequencies in the Administered Territories, see the update to Section 2.18.6.

Section 2.17.1 – Material agreements concerning debentures

Section A - deed of trust for Debentures (Series 5) - on March 21, 2012, the appointment of Hermetic Trust Services (1975) Ltd. ("Hermetic") was approved as the trustee for Debentures (Series 5) of the Company, replacing Mizrahi-Tefahot Trust Company Ltd., and accordingly from that date Hermetic serves as the trustee for the aforementioned debentures.

Section 2.18 – Legal proceedings

Section 2.18.1(B) - regarding a claim and application for its certification as a class action that was filed by a former employee of the Company concerning the inclusion of wage components, on April 29, 2012 the Tel Aviv Regional Labor Court handed down a ruling striking out the application and the application for certification as a class action, upon the plaintiff's request and further to the court's recommendation.

Section 2.18.3 - regarding two claims and applications for their certification as class actions claiming unlawful collection of money in cases of disconnection due to non-payment - one claim (claim from February 2011 in the amount of NIS 44 million) and an application for its certification as a class action were dismissed in limine on March 28, 2012, at the Company's request.

Section 2.18.6 - regarding a claim filed by the State authorities for payment of frequency fees in the Administered Territories in the amount of NIS 74 million - on April 2, 2012, a compromise settlement between the parties to the procedure was validated as a court ruling, in which the Company will pay the plaintiffs the total amount of NIS 26 million (plus CPI linkage from February 11, 2010).

Section 2.18.10 - regarding an application to approve a distribution that is not in compliance with the earnings test, see the update to Section 1.4.3.

3.	Mobile radio-telephone (cellular telephony) - Pelephone Communications Ltd. ("Pelephone")

Section 3.1.5 A -   Technology changes that can affect the area of operation

Accordingly to the Ministry of Communications plan for 2012, which was published in March 2012, the ministry will work to allocate Generation 4 frequencies (LTE).

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2011

Section 3.7.2 D - Increased competition and the removal of barriers to switching among operators

Pursuant to the approval of the Economic Affairs Committee, on March 21, 2012, the Knesset approved the amendment to the Communications Law according to which:

1.	Exit penalties will be eliminated as specified in the Periodic Report for 2011.

2.
A license holder will not make a subscriber's commitment to receive cellular services dependent on that subscriber's agreement with it or with any other license holder to purchase, rent, borrow or lease terminal equipment, either in one agreement or in separate agreements, including by way of providing a discount or any other benefit in one agreement that is dependent on the other agreement. The Amendment will take effect on January 1, 2013. The Minister of Communications has the power to postpone the applicability date by six months. The principal sales method currently applied is to offer discounts on the price of the services that are dependent on the terminal equipment in the customer's possession. From the entering into force of this amendment, it will no longer be possible to offer such benefits. Elimination of the connection between communications service agreements and the sale of terminal equipment, may affect the volume of the sale of terminal equipment by Pelephone.

Section 3.15.2 - Restrictions

Sub-section A - Undertaking towards banks - pursuant to legal position 104-15 of the Securities Authority from October 30, 2011, following are further disclosures in connection with compliance with financial covenants of reportable credit:

Financial covenants to which Pelephone is obligated:	As at March 31, 2012	Maximum required ratio
Pelephone's total debts will not exceed 3 times its equity.	0.60	3.00
Total debts are not to exceed NIS 3.8 billion (linked to the CPI known in January 2002. As at March 31, 2012 = NIS 4.81 billion).	2.01	4.81
Undertaking to a particular bank that debts to it will not exceed 40% of Pelephone's total cumulative debts to financial entities including debenture holders.	14.2%	40%

Section 3.21 – Legal proceedings

Section 3.21.1 (D) –regarding a claim and application for its certification as a class action in the amount of NIS 240 million, which was filed against Pelephone in July 2008 alleging, inter alia, the collection of payment in respect of a standing order, ostensibly in contravention of Pelephone's license – in May 2012 an additional claim was filed in the Tel Aviv District Court as well as an application for its certification as a class action in the amount of NIS 74 million alleging the same cause of unlawful billing for payment of a standing order.

Section 3.21.1 (I) - regarding a claim and application for its certification as a class action in the amount of NIS 285 million, which was filed against Pelephone in November 2011 and alleged that Pelephone recorded service conversations by Pelephone customers at the service stations without their knowledge and without terminating the recording when the representative was not with them, thus infringing on their right to privacy - in April 2012, the court decided to approve abandonment of the claim and of the application for its certification as a class action.

In March 2012, a claim was filed against Pelephone in the Tel Aviv District Court together with an application for its certification as a class action. The claim alleges that Pelephone makes false representations to the public according to which it provides a surfing experience on its network at extremely high speeds. According to the plaintiffs, they conducted dozens of measurements showing that the surfing speed on the respondent's cellular network is lower than specified. According to the claim, this conduct caused and causes cumulative personal loss of NIS 560. The amount of the application is estimated in the total of NIS 242 million, subject to data to be produced by Pelephone as part of the proceeding.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2011

4.	Bezeq International – international communication and internet services ("Bezeq International")

Section 4.15.1 - Financing - General

On March 29, 2012, a loan of NIS 40 million was received from the Company to be repaid in five equal principal and interest installments commencing March 2013.

5.	DBS - multi-channel television Satellite Services (1998) Ltd. ("DBS")

Section 5.1.4 - Market developments in the segment of operation

Sub-section A - in April 2012, Broadcasting by means of Digital Broadcast Stations Law, 5772-2012, was published in the Official Gazette.

Section 5.15.2 - Bank financing

The debt coverage target under the financing agreement as at March 31, 2012 was 1.1. DBS was in compliance with this covenant (debt coverage ratio as at March 31, 2012 was 1.44), DBS was in compliance with the supplier credit covenant (supplier credit as at March 31, 2012 was NIS 444 million).

Section 5.15.3 - Debentures

As at March 31, 2012, DBS was in compliance with the debt/EBITDA ratio covenant specified in Deed of Trust B (the ratio of the debt of DBS to its EBITDA as at March 31, 2012 was 2.87).

In May 2012, DBS and several institutional entities (in this section: "the Lenders") signed a debenture whereby the Lenders will provide DBS with a loan of NIS 392 million (in this section: "the Debenture"). The full proceeds from this capital raising are to be used for the settlement of long-term credit that was provided to DBS by the banks.

The loan to be provided according to the Debenture is to be redeemed in ten (unequal) annual principal payments in April of the years 2013-20224 and will bear annual interest of 6.4% per annum as mentioned, to be paid in semi-annual installments. The principal and interest will be CPI linked. According to the Debenture, if the loan rating is downgraded to ilBBB or a corresponding rating (whichever is lower), the annual interest paid on the loan will increase by 0.5%, and it will increase by a further 0.25% for each additional notch reduction on the rating scale, as long as the downgrade is in force.

Furthermore, the Debenture sets forth various events (similar to those noted in Deed of Trust B), including a right to call for immediate repayment (not at the initiative of DBS) of another series of debentures that was issued and/or may be issued by DBS and/or of DBS's obligations towards a financial institution, subject to the conditions specified in the debenture, which if they occur, subject to period extensions specified in the Debenture, establish an entitlement to immediate recall of the loan, subject to the provisions of the Debenture.

DBS must comply every quarter with both the following financial covenants (subject to periods of improvement and improvement conditions defined in the Debenture): (a) compliance with a maximum debt/EBITDA ratio5 , and (b) compliance with a maximum ratio of debt to E-C.6

4
In each of the years 2013-2017, payment of the principal will be 8% of the nominal value of the debentures, and in each year thereafter payment of the principal will be 12% of the nominal value of the debentures,

5
The ratio between the total debt of DBS (debts to financial institutions as defined in the Debenture) at the end of the relevant quarter and its EBITDA for the 12 months ending at the end of that quarter. The term EBITDA means: with respect to any period of calculation – the total operating profit of DBS from ordinary operations (before finance and tax expenses), plus depreciation and amortization, plus expenses classified under investments in the financial statements of DBS as at December 31, 2010 (and were reclassified to expenses due to accounting policy or the instruction of an authority) and plus provisions and extraordinary one-time expenses. The maximum ratio in respect of the review period ending up to the end of 2013 is 5, in respect of a review period ending up to the end of 2015 – 4.65, and in respect of a review period commencing in 2016 – 4.3

6
The ratio between the total debt, as it is at the end of the relevant quarter, and the E-C of DBS for the 12 months ending at the end of that quarter. The term "E-C means: the EBITDA of DBS for the 12 months ending at the end of that quarter, minus the CAPEX (amount of the additions to property, plant and equipment, without the deduction of depreciation and amortization) of DBS during that period. The maximum ratio up to December 31, 2015 is 9.5, and beginning January 1, 2016 – 7.8.

Update to Chapter A (Description of Company Operations) of the Periodic Report for 2011

The Debenture sets forth limitations with respect to the distribution of a dividend and repayment of shareholders' loans, similar to the limitations that apply to Deed of Trust B.7

Receipt of the loan according to the Debenture is conditional on meeting several conditions precedent pertaining to relevant approvals to be obtained from the competent organs of DBS for entering into the debenture agreement and to obtaining agreement from the banks. Until the conditions precedent are met and the Lenders' collaterals are registered, the money for the loan will be deposited in trust. In the event that not all the aforementioned conditions precedent are met within 60 days of signing the Debenture, DBS will refund the money for the loan that was deposited to the Lenders, plus a fee as defined and linkage and interest differences in respect of the period of the deposit in trust.

In May 2012, S&P Maalot issued a rating of IlA- for the Debenture.8

For additional information about the collaterals which will be created to guarantee the Debenture and changes in the conditions of the Debenture and the collaterals, as noted, in the event that the Company provides a guarantee in favor of the Lenders – see Note 6B to DBS's financial statements as at March 31, 2012.

Section 5.17 - Restrictions and supervision of the corporation

In March 2012, the Council announced that it is considering carrying out a pilot scheme in which HOT and DBS will offer their subscribers limited broadcast packages consisting of a "confined" package, smaller than their currently available basic package which will include the compulsory channels (the TV and radio channels which the license holders are obligated to broadcast by law) as well as several pre-defined channels, at a price that is cheaper than the basic package, or alternatively, a select package of channels to include the compulsory channels and channels to be chosen by the subscriber for additional payment. The Council has initiated an invitation process to present public opinion before making a final decision on this subject.

Section 5.17.7 - Requirement to transmit channels

In April 2012, the HCJ issued an order nisi instructing the Knesset, the State and the other respondents to the petition to explain why the court should not declare that the amendment to the law should not be applied to DBS until reasonable compensation is arranged for DBS, and alternatively why the amendment to the law should not be revoked.

Section 5.20 - Legal proceedings

Section 5.20.1.A - On March 13, 2012, DBS submitted its response to the Attorney General's position, and on March 15, 2012, the applicant submitted his response to the Attorney General's position. At a hearing held on April 4, 2012, the court suggested that the parties retract their request to approve the settlement and that the applicant and his attorney should withdraw the application for certification. The parties were requested to submit their positions by April 19, 2012. On April 22, 2012, following a joint application by the parties, and in view of the difficulties encountered in the application for certification, the court approved the applicant's abandonment of the application, without ordering expenses.

May 8, 2012
Date	Bezeq - The Israel Telecommunication Corp. Ltd.

Names and titles of signatories:

Shaul Elovitch, Chairman of the Board of Directors

Avi Gabbay, Chief Executive Officer

7	The target of the financial covenant applicable in relation to this is lower (more stringent) than the target that applies according to Deed of Trust B.

8
The rating was set within the context of a comprehensive rating by S&P Maalot for a debt raising in the total amount of up to NIS 450 million par value, as part of the Debenture and the possible expansion of Debentures (Series B) of DBS.